As filed with the U.S. Securities and Exchange Commission on August 15, 2022

File No. 333-264318

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. ☐

Post-Effective Amendment No. 1 ☒

ANGEL OAK FINANCIAL STRATEGIES INCOME TERM TRUST

(Exact Name of Registrant as Specified in Charter)

3344 Peachtree Road NE, Suite 1725

Atlanta, Georgia 30326

(Address of Principal Executive Offices) (Zip Code)

(404) 953-4900

(Registrant’s Area Code and Telephone Number)

Dory S. Black, Esq.

c/o Angel Oak Capital Advisors, LLC

3344 Peachtree Road NE, Suite 1725

Atlanta, Georgia 30326

(Name and Address of Agent for Service)

With copies to:

Douglas P. Dick

Stephen T. Cohen

Dechert LLP

1900 K Street, NW

Washington, DC 20006

Approximate Date of Proposed Public Offering:

As soon as practicable after this Registration Statement becomes effective.

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

The purpose of this Post-Effective Amendment filing is to file the final and executed Agreement and Plan of Reorganization and the opinion of counsel regarding tax consequences of the proposed reorganization of the Angel Oak Dynamic Financial Strategies Income Term Trust with and into the Angel Oak Financial Strategies Income Term Trust.

The Registrant hereby incorporates by reference the Proxy Statement/Prospectus and Statement of Additional Information filed as Parts A and B, respectively, in Pre-Effective Amendment Number 1 (Accession Number 0001193125-22-160940) to Registrant’s Form N-14 (File No. 333-264318) that was declared effective with the SEC under the Securities Act of 1933, as amended (the “1933 Act”) on May 31, 2022.

PART C

Other Information

Item 15. Indemnification

Reference is made to Article VII, Section 3 of Registrant’s Declaration of Trust, which was filed with the Registrant’s Initial Registration Station of Form N-2, filed June 28, 2018.

Reference is made to Section 11 of the Investment Advisory Agreement between Registrant and Angel Oak Capital Advisors, LLC, which was filed with the Registrant’s Registration Statement of Form N-2, filed May 3, 2019.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to the trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by the trustees, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by the trustees, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

(1)	Charter of Registrant

a.	Declaration of Trust dated June 14, 2018.*

(2)	By-Laws

a.	By-Laws dated June 14, 2018.*

(3)	Voting Trust Agreement – Inapplicable.

(4)	Agreement of Reorganization

a.	Agreement and Plan of Reorganization******

(5)	Instruments Defining the Rights of Holders of the Securities being Registered

a.	See the Declaration of Trust (Exhibit 1 above) and the By-Laws (Exhibit 2 above).

(6)	Investment Advisory Contract

a.	Investment Advisory Agreement between the Registrant and Angel Oak Capital Advisors, LLC.**

(7)	Distribution Contracts – Inapplicable.

(8)	Bonus or Profit Sharing Contracts – Inapplicable.

(9)	Custody Agreement

a.	Custody Agreement between the Registrant and U.S. Bank National Association.**

(10)	Inapplicable.

(11)	Opinion and Consent of Dechert LLP.*****

(12)	Tax Opinion.******

(13)	Other Material Contracts

a.	Expense Limitation Agreement dated March 27, 2019.****

b.	Expense Limitation Agreement dated April 27, 2020.***

c.	Transfer Agent Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC.**

d.	Fund Administration Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC.**

e.	Fund Accounting Servicing Agreement between the Registrant and U.S. Bancorp Fund Services.**

(14)	Other Opinions

a.	Consent of Independent Registered Public Accounting Firm.*****

(15)	Omitted Financial Statements – Inapplicable.

(16)	Powers of Attorney dated April 7, 2022.****

(17)	Additional Exhibits – Inapplicable.

(18)	Filing Fee Table.*****

*	Incorporated by reference to the Registrant’s Initial Registration Statement on Form N-2, filed June 28, 2018.
**	Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, filed May 3, 2019.

***	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, filed January 29, 2021
****	Incorporated by reference to the Registrant’s Registration Statement on Form N-14, filed April 15, 2022.

*****	Incorporated by reference to the Registrant’s Registration Statement on Form N-14, filed May 26, 2022.
******	Filed herewith.

Item 17. Undertakings

(1)        The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933 [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)        The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Atlanta and State of Georgia, on the 15th day of August, 2022.

ANGEL OAK FINANCIAL STRATEGIES INCOME TERM TRUST
(A Delaware Statutory Trust)

By:	/s/ Dory S. Black
Dory S. Black, President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Alvin R. Albe, Jr.* Alvin R. Albe, Jr.	Trustee	August 15, 2022

/s/ Ira P. Cohen* Ira P. Cohen	Trustee	August 15, 2022

/s/ Andrea N. Mullins* Andrea N. Mullins	Trustee	August 15, 2022

/s/ Keith M. Schappert* Keith M. Schappert	Trustee	August 15, 2022

/s/ Samuel R. Dunlap, III* Samuel R. Dunlap, III	Trustee	August 15, 2022

/s/ Dory S. Black Dory S. Black	President (Principal Executive Officer)	August 15, 2022

/s/ Daniel Fazioli Daniel Fazioli	Treasurer, Principal Financial Officer and Principal Accounting Officer	August 15, 2022

*By:	/s/ Dory S. Black
Dory S. Black Attorney-in-Fact pursuant to Powers of Attorney

EXHIBIT LIST

(4)	Agreement and Plan of Reorganization

(12)	Tax Opinion